Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal Year 2015

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R11.2416 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2014.

Second quarter and first half highlights:

  Subscribers increased by 19% year over year, bringing the total to over 479,000 subscribers at September 30, 2014
  Second quarter subscription revenue of R241.8 million ($21.5 million), grew 17% year over year
  Second quarter Adjusted EBITDA of R70.7 million ($6.3 million), representing a 20% Adjusted EBITDA margin
  First half subscription revenue of R478.4 million ($42.6 million), grew 19% year over year
  First half Adjusted EBITDA of R122.7 million ($10.9 million), representing a 18% Adjusted EBITDA margin

MIDRAND, South Africa--(BUSINESS WIRE)--November 6, 2014--MiX Telematics Limited (NYSE:MIXT)(JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal year 2015, which ended September 30, 2014.

“Relative to the first quarter, we experienced an improved demand environment and saw a 35% sequential increase in net subscriber additions. For the six months we added close to 29,000 subscribers, finishing the half year with a total base of over 479,000. However, our cumulative adds for the year remain well behind our internal plan, and consequently we have lowered our revenue and earnings targets for the fiscal year,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “While we continue to face macroeconomic headwinds in South Africa, our business is growing and is handsomely profitable. Comparing the first half of fiscal year 2015 to the comparative period last year, all of our regions showed year over year subscriber growth. The Americas and Europe grew subscribers at around 10%, with the balance of our operations growing at around 20% or better. Additionally, we are taking advantage of strategic opportunities: We acquired a key reseller in South Africa, which will be immediately accretive to both our top and bottom lines, and we are winning major contracts. We continue to believe that MiX Telematics is well positioned to be a prime beneficiary of telematics market growth as we have already achieved meaningful scale, built a global distribution network and offer state of the art solutions that yield a powerful ROI for our customers.”

Financial Performance for the three months ended September 30, 2014
Revenue: Total revenue was R351.0 million ($31.2 million), an increase of 11.4% compared to R315.0 million ($28.0 million) for the second quarter of fiscal year 2014. Subscription revenue was R241.8 million ($21.5 million), an increase of 16.8% compared with R207.1 million ($18.4 million) for the second quarter of fiscal year 2014. Growth in subscription revenue was driven primarily by an increase of over 75,000 subscribers, which resulted in an increase in subscribers of 18.6% from September 2013 to September 2014. Hardware and other revenue was R109.2 million ($9.7 million), an increase of 1.2% compared to R107.9 million ($9.6 million) for the second quarter of fiscal year 2014.

Gross Margin: Gross profit was R240.1 million ($21.4 million), as compared to R204.2 million ($18.2 million) for the second quarter of fiscal year 2014. Gross profit margin was 68.4%, compared to 64.8% for the second quarter of fiscal year 2014.

Operating Margin: Operating profit was R37.1 million ($3.3 million), compared to R34.7 million ($3.1 million) for the second quarter of fiscal year 2014. Operating margin was 10.6%, compared to 11.0% for the second quarter of fiscal year 2014. The Company is executing its strategy of investing in sales and marketing and as a result sales and marketing costs for the second quarter of fiscal 2015 increased by R7.6 million ($0.7 million) from the second quarter of fiscal 2014. Administration and other charges increased by R24.5 million ($2.2 million) primarily as a result of investments in headcount necessary to support the Company's growth initiatives and increased regulatory and reporting compliance requirements for U.S. listed public companies. Administration and other costs included non-recurring litigation costs of R6.5 million ($0.6 million) in the second quarter of fiscal year 2015 while the second quarter of fiscal year 2014 included non-recurring initial public offering costs of R8.5 million ($0.8 million).

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R70.7 million ($6.3 million) compared to R66.9 million ($5.9 million) for the second quarter of fiscal year 2014. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal year 2015 was 20.2%, compared to 21.2% for the second quarter of fiscal year 2014.

Profit for the period and earnings per share: Profit for the period was R48.9 million ($4.4 million), compared to R30.3 million ($2.7 million) in the second quarter of fiscal year 2014. Earnings per diluted ordinary share were 6 South African cents, compared to 4 South African cents in the second quarter of fiscal year 2014. For the second quarter of fiscal 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.8 million compared to 755.7 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2014.

The Company's effective tax rate for the quarter was 33.0% in comparison to 31.9% in the second quarter of fiscal 2014.

On a U.S. Dollar basis, and using the September 30, 2014 exchange rate of R11.2416 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $4.4 million, or 14 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R26.4 million ($2.4 million), compared to R23.4 million ($2.1 million) in the second quarter of the 2014 fiscal year and excludes a net foreign exchange gain of R34.2 million ($3.0 million). The net foreign exchange gain includes R38.6 million ($3.4 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 3 South African cents, compared to 3 South African cents in the second quarter of fiscal year 2014.

On a U.S. Dollar basis, and using the September 30, 2014 exchange rate of R11.2416 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the period was $2.4 million, or 7 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At September 30, 2014, the Company had R904.6 million ($80.5 million) of cash and cash equivalents, compared to R767.8 million ($68.3 million) at September 30, 2013. The Company generated R61.1 million ($5.4 million) in net cash from operating activities for the three months ended September 30, 2014 and invested R37.9 million ($3.4 million) in capital expenditures during the quarter, leading to free cash flow of R23.2 million ($2.1 million) for the second quarter of fiscal year 2015, compared with free cash flow of R11.5 million ($1.0 million) for the second quarter of fiscal year 2014. Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Financial Performance for the first half of fiscal year 2014
Revenue: Total revenue for the first half of fiscal year 2015 was R670.2 million ($59.6 million), an increase of 9.3% compared to R613.4 million ($54.6 million) for the first half of fiscal year 2014. Subscription revenue increased to R478.4 million ($42.6 million), up 19.2% from R401.3 million ($35.7 million) for the first half of fiscal year 2014. Subscription revenue growth was driven primarily by the increase in subscribers since the end of the first half of fiscal 2014. Hardware and other revenue was R191.8 million ($17.1 million), compared to R212.1 million ($18.9 million) for the first half of fiscal year 2014.

Gross margin: Gross profit for the first half of fiscal year 2015 was R451.7 million ($40.2 million), an increase compared to R402.4 million ($35.8 million) for the first half of fiscal year 2014. Gross profit margin was 67.4%, up from 65.6% for the first half of fiscal year 2014. In the first half of fiscal 2015, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 71.4% of total revenue compared to 65.4% in the first half of fiscal 2014.

Operating margin: Operating profit for the first half of fiscal year 2015 was R59.7 million ($5.3 million), compared to R72.0 million ($6.4 million) posted in the first half of fiscal year 2014. The operating margin for the first half of fiscal year 2015 was 8.9%, compared to the 11.7% posted in the first half of fiscal year 2014. The Company is executing its strategy of investing in sales and marketing and as a result sales and marketing costs for the first half of fiscal 2015 increased by R18.7 million ($1.7 million) from the first half of fiscal 2014. Administration and other costs increased by R42.0 million ($3.7 million) primarily as a result of investments in headcount necessary to support the Company's growth initiatives and additional costs pertaining to regulatory and reporting compliance requirements for U.S. listed public companies. Administration and other costs included non-recurring litigation costs of R8.6 million ($0.8 million) in the first half of fiscal year 2015 while the first half of fiscal year 2014 included non-recurring initial public offering costs of R8.5 million ($0.8 million).

Adjusted EBITDA: Adjusted EBITDA was R122.7 million ($10.9 million) compared to R132.1 million ($11.8 million) for the first half of fiscal year 2014. The Adjusted EBITDA margin for the first half of fiscal year 2015 was 18.3%, compared with the 21.5% in the first half of fiscal year 2014.

Profit for the year and earnings per share: Profit for the first half of fiscal year 2015 was R65.0 million ($5.8 million), compared to R56.6 million ($5.0 million) in the first half of fiscal year 2014. Earnings per diluted ordinary share were 8 South African cents, which was unchanged from the first half of fiscal year 2014. For the first half of fiscal year 2015, the calculation was based on diluted weighted average ordinary shares in issue of 804.7 million compared to 727.3 million diluted weighted average ordinary shares in issue during the first half of fiscal year 2014.

The Company's effective tax rate for the first half of fiscal year 2015 was 32.9% in comparison to 30.2% in the first half of fiscal year 2014.

Adjusted earnings for the period and adjusted earnings per share: Adjusted profit for the first half of fiscal year 2015, a non-IFRS measure, was R42.8 million ($3.8 million), compared to R50.5 million ($4.5 million) in the first half of fiscal year 2014 and excludes a net foreign exchange gain of R34.0 million ($3.0 million). The net foreign exchange gain includes R39.3 million ($3.5 million) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Adjusted earnings per diluted ordinary share were 5 South African cents, compared to 7 South African cents in the first half of fiscal year 2014.

On a U.S. Dollar basis, and using the September 30, 2014 exchange rate of R11.2416 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted profit for the first half of fiscal year 2015 was $3.8 million, or 12 U.S. cents per diluted ADS, compared to $4.5 million, or 15 U.S. cents per diluted ADS in the first half of fiscal year 2014.

Cash Flow: The Company generated R67.3 million ($6.0 million) in net cash from operating activities for the first half of fiscal year 2015 and invested R66.1 million ($5.9 million) in capital expenditures during the period, leading to free cash flow of R1.2 million ($0.1 million) for the first half of fiscal year 2015, compared with free cash flow of R7.1 million ($0.6 million) for the first half of fiscal year 2014. The decrease in free cash flow is primarily attributable to a decrease in cash generated from operating activities of R3.7 million ($0.3 million) as a result of increased working capital investments and an increase in capital expenditure of R2.2 million ($0.2 million) in the first half of fiscal year 2015.

Segment commentary for the first half of fiscal year 2015

					Adjusted EBITDA
	Revenue		Adjusted EBITDA		Margin
	Half-year		Half-year		Half-year
	2015	% change on	2015	% change on	2015
Segment	R'000	prior year	R'000	prior year	R'000

Africa	341,595	5.2%	97,788	1.8%	28.6%
	The subscriber base has grown by 20.9% since September 30, 2013. Modest revenue growth of 5.2% is attributable to lower hardware revenue caused by a revenue mix shift towards bundled sales for fleet products. The segment delivered a strong Adjusted EBITDA margin of 28.6%.
Europe	82,017	19.3%	2,675	168.8%	3.3%
Revenue was flat on a constant currency basis with lower hardware sales offsetting subscription revenue growth of about 8% on a constant currency basis. The subscriber base grew 9.0% from September 30, 2013.

Operating cost savings, as a result of the European business undertaking a restructuring in the first quarter of fiscal 2014, resulted in the reported Adjusted EBITDA growth.

Americas	83,633	33.5%	(1,061)	50.0%	(1.3%)
	The subscriber base increased by 20.1% from September 30, 2013 - 12.1% of the increase relates to a transfer of Latin American subscribers from the Middle East operation during the second quarter of fiscal 2015. Subscription revenue growth was 13.0% on a constant currency basis. Investments in our sales and distribution capacity are being made in order to position the segment for future growth in both North and South America. As a result the segment posted a negative Adjusted EBITDA margin.
Middle East and Australasia	150,234	(2.9%)	(798)	—	(0.5%)
	Subscribers increased 12.5% from September 30, 2013 despite the aforementioned subscriber transfer to the Americas segment. While subscription revenue increased by 19.4% on a constant currency basis, total revenue declined as a result of lower hardware revenue in the Middle East. As a result of this and additional investments in sales and marketing, headcount and infrastructure necessary to support future growth, the region reported a negative Adjusted EBITDA margin of 0.5%.
Brazil	12,152	209.5%	(6,897)	(27.9%)	(56.8%)
	The Brazil operation has not yet reached critical mass and therefore, despite revenue growth in excess of 200%, the region recorded an expected Adjusted EBITDA loss.
International central services organization	191,391	10.6%	55,804	18.6%	29.2%
	International CSO is a central services organization that wholesales our products and services to our regional operations and distributors who, in turn, interface with our end-customers. International CSO is also responsible for the development of our hardware and software platforms. International CSO continues to benefit from the subscriber growth throughout the Company and reported growth at both the revenue and Adjusted EBITDA level.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R11.0385 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of November 4, 2014.

Based on information as of today, November 6, 2014, the Company is issuing the following financial guidance for the full 2015 fiscal year:

  Revenue - R1,325 million to R1,350 million ($120.0 million to $122.3 million), which would represent revenue growth of 4% to 6% compared to fiscal year 2014.
  Subscription revenue - R980 million to R990 million ($88.8 million to $89.7 million), which would represent subscription revenue growth of 15% to 16% compared to fiscal year 2014.
  Adjusted EBITDA - R237 million to R252 million ($21.5 million to $22.8 million), which would represent a decline in Adjusted EBITDA of 16% to 11% compared to fiscal year 2014.
  Adjusted earnings per diluted ordinary share of 12.0 to 13.5 South African cents based on 810 million diluted ordinary shares in issue, and based on an effective tax rate of 29.0% to 33.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 27 to 31 U.S. cents.

For the third quarter of fiscal year 2015 the Company expects subscription revenue to be in the range of R246 million to R250 million ($22.3 million to $22.6 million) which would represent subscription revenue growth of 12% to 14% compared to the third quarter of fiscal year 2014.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  Costs have been increased to take into account the Company's strategy of investing in sales and marketing and development and also include costs necessary to operate as a U.S. listed company.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on November 6, 2014 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-516-2435 (within the United States) or 0 800 980 989 (within South Africa) or 1-719-325-2313 (outside of the United States). The conference ID is 2212525.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 2212525.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal year 2015, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made.

Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2014, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of our results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs, share-based compensation costs, transaction costs arising from the acquisition of a business, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain litigation costs, certain non-recurring initial public offering or "IPO" costs, unrealized foreign exchange gains/(losses) and foreign exchange gains/(losses) related to the cash proceeds raised through the IPO. Adjusted EBITDA does not have a standardized meaning and, accordingly, the Company's definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company;
  Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest payments on the Company's debt or any losses on the extinguishment of our debt;
  Adjusted EBITDA does not include interest earned on cash and cash equivalents and other financial assets;
  Adjusted EBITDA does not include certain foreign currency transaction gains and losses;
  Adjusted EBITDA does not include certain non-recurring IPO and litigation costs; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial performance measures, including operating profit, profit for the period and our other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest. A reconciliation of headline earnings to profit for the period has been included in the financial results section of this announcement.

Adjusted Profit and Adjusted Earnings Per Share

Adjusted profit and adjusted earnings per share is defined as profit attributable to owners of the parent excluding net foreign exchange gains/(losses) net of tax for the relevant period. A reconciliation of adjusted earnings to profit for the period has been included in the financial results section of this announcement.

Unaudited interim financial results for the half year ended September 30, 2014

CONDENSED CONSOLIDATED INCOME STATEMENTS
	Six months	Six months	Three months	Three months
South African Rand	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	670,210	613,408	351,000	314,961
Cost of sales	(218,559)	(211,036)	(110,931)	(110,756)
Gross profit	451,651	402,372	240,069	204,205
Other income/(expenses) - net	784	1,609	215	1,540
Operating expenses	(392,767)	(331,998)	(203,144)	(171,083)
-Sales and marketing	(86,938)	(68,203)	(41,632)	(34,051)
-Administration and other charges	(305,829)	(263,795)	(161,512)	(137,032)
Operating profit	59,668	71,983	37,140	34,662
Finance income/(costs) - net (note 3)	37,213	9,124	35,897	9,772
-Finance income	38,582	10,390	36,699	10,454
-Finance costs	(1,369)	(1,266)	(802)	(682)
Profit before taxation	96,881	81,107	73,037	44,434
Taxation	(31,874)	(24,519)	(24,089)	(14,181)
Profit for the period	65,007	56,588	48,948	30,253

Attributable to:
Owners of the parent	65,191	56,588	49,109	30,253
Non-controlling interests	(184)	*	(161)	*
	65,007	56,588	48,948	30,253

Attributable earnings per share
-basic (R)	0.08	0.08	0.06	0.04
-diluted (R)	0.08	0.08	0.06	0.04

Earnings per American Depositary Share
-basic (R)	2.07	2.05	1.56	1.05
-diluted (R)	2.03	1.95	1.53	1.00

Ordinary shares ('000)
-in issue at September 30	790,788	772,950	790,788	772,950
-weighted average	786,468	688,787	788,220	717,059
-diluted weighted average	804,660	727,259	804,825	755,739

Weighted average American Depositary Share ('000)
-in issue at September 30	31,632	30,918	31,632	30,918
-weighted average	31,459	27,551	31,529	28,682
-diluted weighted average	32,186	29,090	32,193	30,230

* Amounts less than $1,000/R1,000

CONDENSED CONSOLIDATED INCOME STATEMENTS
	Six months	Six months	Three months	Three months
United States Dollar	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	59,619	54,566	31,223	28,017
Cost of sales	(19,442)	(18,773)	(9,868)	(9,852)
Gross profit	40,177	35,793	21,355	18,165
Other income/(expenses) - net	70	143	19	137
Operating expenses	(34,939)	(29,533)	(18,070)	(15,219)
-Sales and marketing	(7,734)	(6,067)	(3,703)	(3,029)
-Administration and other charges	(27,205)	(23,466)	(14,367)	(12,190)
Operating profit	5,308	6,403	3,304	3,083
Finance income/(costs) - net (note 3)	3,310	811	3,194	869
-Finance income	3,432	924	3,265	930
-Finance costs	(122)	(113)	(71)	(61)
Profit before taxation	8,618	7,214	6,498	3,952
Taxation	(2,835)	(2,181)	(2,143)	(1,261)
Profit for the period	5,783	5,033	4,355	2,691

Attributable to:
Owners of the parent	5,799	5,033	4,369	2,691
Non-controlling interests	(16)	*	(14)	*
	5,783	5,033	4,355	2,691

Attributable earnings per share
-basic ($)	0.01	0.01	0.01	#
-diluted ($)	0.01	0.01	0.01	#

Earnings per American Depositary Share
-basic ($)	0.18	0.18	0.14	0.09
-diluted ($)	0.18	0.17	0.14	0.09

Ordinary shares ('000)
-in issue at September 30	790,788	772,950	790,788	772,950
-weighted average	786,468	688,787	788,220	717,059
-diluted weighted average	804,660	727,259	804,825	755,739

Weighted average American Depositary Share ('000)
-in issue at September 30	31,632	30,918	31,632	30,918
-weighted average	31,459	27,551	31,529	28,682
-diluted weighted average	32,186	29,090	32,193	30,230

* Amounts less than $1,000/R1,000
# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months	Six months	Six months	Six months
	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period	65,007	56,588	5,783	5,033
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	14,831	27,586	1,319	2,454
Exchange differences on net investments in foreign operations	3,661	2,737	326	244
Taxation relating to components of other comprehensive income	291	—	26	—
Other comprehensive income for the period, net of tax	18,783	30,323	1,671	2,698
Total comprehensive income for the period	83,790	86,911	7,454	7,731

Attributable to:
Owners of the parent	83,974	86,911	7,470	7,731
Non-controlling interests	(184)	*	(16)	*
Total comprehensive income for the period	83,790	86,911	7,454	7,731

* Amounts less than $1,000/R1,000

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months	Six months	Six months	Six months
	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	65,191	56,588	5,799	5,033
Adjusted for:
Profit on disposal of property, plant and equipment and intangible assets	126	54	11	5
Impairment of property, plant and equipment (note 5)	649	-	58	-
Impairment of product development costs capitalized (note 5)	456	-	41	-
Income tax effect on the above components	(343)	(14)	(31)	(1)
Headline earnings attributable to owners of the parent	66,079	56,628	5,878	5,037

Headline earnings
Headline earnings per share
-basic (R/$)	0.08	0.08	0.01	0.01
-diluted (R/$)	0.08	0.08	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	2.10	2.06	0.19	0.18
-diluted (R/$)	2.05	1.95	0.18	0.17

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
	Six months	Six months	Three months	Three months
South African Rand	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	65,191	56,588	49,109	30,253
Net foreign exchange gains (note 9)	(33,980)	(8,290)	(34,164)	(9,501)
Income tax effect on the above component	11,630	2,187	11,502	2,643
Adjusted earnings attributable to owners of the parent	42,841	50,485	26,447	23,395

Adjusted earnings
Attributable adjusted earnings per share
-basic (R)	0.05	0.07	0.03	0.03
-diluted (R)	0.05	0.07	0.03	0.03

Adjusted earnings per American Depositary Share
-basic (R)	1.36	1.83	0.84	0.82
-diluted (R)	1.33	1.74	0.82	0.77

United States Dollar
Figures are in thousands unless otherwise stated

Profit for the period attributable to owners of the parent	5,799	5,033	4,369	2,691
Net foreign exchange gains (note 9)	(3,023)	(737)	(3,039)	(845)
Income tax effect on the above component	1,035	195	1,023	235
Adjusted earnings attributable to owners of the parent	3,811	4,491	2,353	2,081

Attributable adjusted earnings per share
-basic ($)	#	0.01	#	#
-diluted ($)	#	0.01	#	#

Adjusted earnings per American Depositary Share
-basic ($)	0.12	0.16	0.07	0.07
-diluted ($)	0.12	0.15	0.07	0.07

# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2014	2014	2014	2014
	Unaudited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	132,914	129,079	11,823	11,482
Intangible assets	707,836	692,190	62,966	61,574
Available-for-sale financial asset	-	-	-	-
Finance lease receivable	3,295	6,677	293	594
Deferred tax assets	27,116	19,825	2,412	1,764
Total non-current assets	871,161	847,771	77,494	75,414

Current assets
Inventory	46,192	39,774	4,109	3,538
Trade and other receivables	260,108	234,839	23,138	20,890
Finance lease receivable	6,816	6,652	606	592
Taxation	13,148	7,336	1,170	653
Restricted cash	13,480	10,279	1,199	915
Cash and cash equivalents	904,620	830,449	80,471	73,874
Total current assets	1,244,364	1,129,329	110,693	100,462
Total assets	2,115,525	1,977,100	188,187	175,876

EQUITY
Stated capital	1,435,033	1,429,250	127,653	127,139
Other reserves	(36,761)	(58,335)	(3,269)	(5,189)
Retained earnings	365,916	300,725	32,551	26,752
Equity attributable to owners of the parent	1,764,188	1,671,640	156,935	148,702
Non-controlling interest	(651)	(10)	(57)	*
Total equity	1,763,537	1,671,630	156,878	148,702

LIABILITIES
Non-current liabilities
Borrowings	1,799	2,462	160	219
Deferred tax liabilities	38,486	20,601	3,424	1,833
Provisions	2,800	2,282	249	203
Share-based payment liability (note 11)	1,950	-	173	-
Total non-current liabilities	45,035	25,345	4,006	2,255

Current liabilities
Trade and other payables	228,470	228,961	20,322	20,368
Borrowings	1,309	1,279	116	114
Taxation	744	2,912	66	258
Provisions	19,418	19,163	1,727	1,705
Bank overdraft	57,012	27,810	5,072	2,474
Total current liabilities	306,953	280,125	27,303	24,919
Total liabilities	351,988	305,470	31,309	27,174
Total equity and liabilities	2,115,525	1,977,100	188,187	175,876
Net cash (note 7)	844,500	798,898	75,123	71,067
Net asset value per share (R/$)	2.23	2.13	0.20	0.19
Net tangible asset value per share (R/$)	1.33	1.25	0.12	0.11

Capital expenditure
-incurred	63,544	135,309	5,653	12,036
-authorized but not spent	45,044	60,115	4,007	5,348

* Amounts less than $1,000/R1,000

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Six months	Six months	Six months	Six months
	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating activities
Cash generated from operations	92,955	100,565	8,269	8,946
Net financing income	3,151	413	280	37
Taxation paid	(28,844)	(30,028)	(2,566)	(2,671)
Net cash generated from operating activities	67,262	70,950	5,983	6,312

Cash flows from investing activities
Capital expenditure	(66,095)	(63,855)	(5,880)	(5,680)
Deferred consideration paid	(608)	-	(54)	-
Proceeds on sale of property, plant and equipment and intangible assets	397	48	35	4
Increase in restricted cash	(3,009)	(1,399)	(268)	(124)
Net cash used in investing activities	(69,315)	(65,206)	(6,167)	(5,800)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	5,783	652,632	514	58,055
Share issue expenses paid	-	(15,444)	-	(1,374)
Repayment of borrowings	-	(3,542)	-	(315)
Dividends paid	-	(39,570)	-	(3,520)
Net cash generated from financing activities	5,783	594,076	514	52,846
Net increase in cash and cash equivalents	3,730	599,820	330	53,358

Net cash and cash equivalents at the beginning of the period	802,639	91,697	71,400	8,157
Exchange gains on cash and cash equivalents	41,239	11,769	3,669	1,046
Net cash and cash equivalents at the end of the period	847,608	703,286	75,399	62,561

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand					Non-
Figures are in thousands unless	Stated	Other	Retained	Total	controlling	Total
otherwise stated	capital	reserves	earnings		interest	equity

Balance at April 1, 2013 (Audited)	790,491	(111,362)	188,750	867,879	(5)	867,874

Total comprehensive income	-	30,323	56,588	86,911	*	86,911
Profit for the period	-	-	56,588	56,588	*	56,588
Other comprehensive income	-	30,323	-	30,323	-	30,323

Transactions with owners	626,182	2,578	(39,614)	589,146	-	589,146
Shares issued in relation to share options exercised	3,430	-	-	3,430	-	3,430
Share-based payment	-	2,578	-	2,578	-	2,578
Proceeds from shares issued, net of share issue costs	622,752	-	-	622,752	-	622,752
Dividend declared of 6 cents per share (note 8)	-	-	(39,614)	(39,614)	-	(39,614)

Balance at September 30, 2013 (Unaudited)	1,416,673	(78,461)	205,724	1,543,936	(5)	1,543,931

Total comprehensive income	-	18,093	95,001	113,094	(5)	113,089
Profit for the period	-	-	95,001	95,001	(5)	94,996
Other comprehensive income	-	18,093	-	18,093	-	18,093

Transactions with owners	12,577	2,033	-	14,610	-	14,610
Shares issued in relation to share options exercised	12,346	-	-	12,346	-	12,346
Share-based payment	-	2,033	-	2,033	-	2,033
Proceeds from shares issued, net of share issue costs	231	-	-	231	-	231

Balance at March 31, 2014 (Audited)	1,429,250	(58,335)	300,725	1,671,640	(10)	1,671,630

Total comprehensive income	-	18,783	65,191	83,974	(184)	83,790
Profit for the period	-	-	65,191	65,191	(184)	65,007
Other comprehensive income	-	18,783	-	18,783	-	18,783

Transactions with owners	5,783	2,791	-	8,574	(457)	8,117
Shares issued in relation to share options exercised	5,783	-	-	5,783	-	5,783
Share-based payment	-	2,334	-	2,334	-	2,334
Transactions with non-controlling interest	-	457	-	457	(457)	-

Balance at September 30, 2014 (Unaudited)	1,435,033	(36,761)	365,916	1,764,188	(651)	1,763,537

* Amounts less than R1,000

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar					Non-
Figures are in thousands unless	Stated	Other	Retained		controlling	Total
otherwise stated	capital	reserves	earnings	Total	interest	equity

Balance at April 1, 2013 (Unaudited)	70,318	(9,905)	16,791	77,204	*	77,204

Total comprehensive income	-	2,698	5,033	7,731	*	7,731
Profit for the period	-	-	5,033	5,033	*	5,033
Other comprehensive income	-	2,698	-	2,698	-	2,698

Transactions with owners	55,702	229	(3,524)	52,407	-	52,407
Shares issued in relation to share options exercised	305	-	-	305	-	305
Share-based payment	-	229	-	229	-	229
Proceeds from shares issued, net of share issue costs	55,397	-	-	55,397	-	55,397
Dividend declared of 0.5 cents per share (note 8)	-	-	(3,524)	(3,524)	-	(3,524)

Balance at September 30, 2013 (Unaudited)	126,020	(6,978)	18,300	137,342	*	137,342

Total comprehensive income	-	1,608	8,452	10,060	*	10,060
Profit for the period	-	-	8,452	8,452	*	8,452
Other comprehensive income	-	1,608	-	1,608	-	1,608

Transactions with owners	1,119	181	-	1,300	-	1,300
Shares issued in relation to share options exercised	1,098	-	-	1,098	-	1,098
Share-based payment	-	181	-	181	-	181
Proceeds from shares issued, net of share issue costs	21	-	-	21	-	21

Balance at March 31, 2014 (Unaudited)	127,139	(5,189)	26,752	148,702	*	148,702

Total comprehensive income	-	1,671	5,799	7,470	(16)	7,454
Profit for the period	-	-	5,799	5,799	(16)	5,783
Other comprehensive income	-	1,671	-	1,671	-	1,671

Transactions with owners	514	249	-	763	(41)	722
Shares issued in relation to share options exercised	514	-	-	514	-	514
Share-based payment	-	208	-	208	-	208
Transactions with non-controlling interest	-	41	-	41	(41)	-

Balance at September 30, 2014 (Unaudited)	127,653	(3,269)	32,551	156,935	(57)	156,878

* Amounts less than $1,000

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies
Condensed unaudited Group interim financial results for the half year ended September 30, 2014
These condensed unaudited Group interim financial results for the half year ended September 30, 2014 have been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and are in compliance with IAS 34: Interim Financial Reporting, SAICA Financial Reporting Guidelines as issued by the Accounting Practices Committee, Section 8.57 of the Listings Requirements of the JSE Limited and the requirements of the Companies Act of South Africa, 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2014, which have been prepared in accordance with IFRS. No new or revised accounting standards have been adopted by the Group in fiscal 2015.

The preparation of interim financial results requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2014.

Financial results for the second quarter of fiscal year 2015
In addition to the Group’s interim financial results for the half year ended September 30, 2014, additional financial information in respect of the second quarter of fiscal year 2015 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 5) and other financial and operating data (note 12).

The accounting policies used in preparing the financial results for the second quarter of fiscal year 2015 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2014.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2014, which have been prepared in accordance with IFRS.

Presentation currency and convenience translation
The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollars amounts from South African Rand at the exchange rate of R11.2416 per $1.00, which was the R/$ exchange rate reported by the South African Reserve Bank as of September 30, 2014. The U.S. Dollar figures may not compute as they are rounded independently.

2. Accounting policies
The accounting policies are consistent in all material respects with those applied in the preparation of the annual financial statements for the year ended March 31, 2014.

3. Reclassification
Net foreign exchange gains/(losses)
During the 2014 fiscal year, the Group changed its classification of foreign exchange gains and losses in the income statement. Foreign exchange gains and losses, which were previously classified as part of “Other income/(expenses) - net”, are now classified as part of “Finance income/(costs) - net”. The change is considered a more relevant presentation of such items in the income statement since the majority of foreign exchange gains and losses relate to translation differences on foreign currency cash and cash equivalents arising from the initial public offering proceeds.

The reclassification has been adopted retrospectively and the comparative amounts for the six and three months ended September 30, 2013 have been adjusted accordingly. The reclassification was applied for the first time during the three months ended December 31, 2013.

The impact of the reclassification results in a decrease of R8.3 million ($0.7 million) and R9.5 million ($0.8 million) in "Operating profit" with corresponding additional income in “Finance income/(costs) - net" for the six and three months ended September 30, 2013, respectively. Profit before taxation and profit for the period remain unchanged for the periods disclosed.

4. Segment information

As reported in our Annual Report on Form 20-F, during the 2014 fiscal year the Group saw strong uptake of both its high-end fleet management solutions and the low-end Beam-e track and trace solution (a consumer product) in the Africa fleet solutions segment. Given the convergence among the brands in Africa consumer solutions and Africa fleet solutions these businesses were combined in June 2014 and we are reporting Africa as a whole from fiscal 2015 onwards. This is consistent with the manner in which segment information is reviewed by the chief operating decision maker.

Additionally, the Group has noted a blending of product and service types in the various geographies in which it operates. As a result, the segment descriptions have been updated to only refer to the geography and not to a specific product or service. This does not represent a change to the segment reporting as the chief operating decision maker continues to assess performance based on geography. The Group's product range consists of asset tracking and fleet solutions.

The tables below present the segment information on this revised basis, with the prior year amended to conform to the current year presentation as shown below.

CONDENSED SEGMENTAL ANALYSIS

		Inter-
South African Rand	Total	segment	Adjusted
Figures are in thousands unless otherwise stated	revenue	revenue	EBITDA	Assets

Six months ended September 30, 2014 (unaudited)
Africa	341,595	-	97,788	420,375
Europe	82,017	(293)	2,675	86,993
Americas	83,633	-	(1,061)	83,972
Middle East and Australasia	150,234	(12)	(798)	162,890
Brazil	12,152	(5)	(6,897)	12,111
International Central Services Organization	191,391	(190,502)	55,804	306,699
Total	861,022	(190,812)	147,511	1,073,040
Corporate and consolidation entries	-	-	(24,767)	1,265,509
Inter-segment elimination	(190,812)	190,812	-	(223,024)
Total	670,210	-	122,744	2,115,525

Six months ended September 30, 2013 - Restated (unaudited)
Africa	324,734	(2,354)	96,092	386,092
Europe	68,777	(311)	995	66,817
Americas	62,627	-	(2,120)	57,498
Middle East and Australasia	154,693	(875)	17,569	145,470
Brazil	3,926	-	(5,394)	4,970
International Central Services Organization	173,088	(170,897)	47,043	255,244
Total	787,845	(174,437)	154,185	916,091
Corporate and consolidation entries	-	-	(22,075)	1,093,321
Inter-segment elimination	(174,437)	174,437	-	(151,141)
Total	613,408	-	132,110	1,858,271

CONDENSED SEGMENTAL ANALYSIS

		Inter-
United States Dollar	Total	segment	Adjusted
Figures are in thousands unless otherwise stated	revenue	revenue	EBITDA	Assets

Six months ended September 30, 2014 (unaudited)
Africa	30,387	-	8,699	37,395
Europe	7,296	(27)	238	7,738
Americas	7,440	-	(94)	7,470
Middle East and Australasia	13,364	(1)	(71)	14,490
Brazil	1,081	-	(614)	1,077
International Central Services Organization	17,025	(16,946)	4,964	27,283
Total	76,593	(16,974)	13,122	95,453
Corporate and consolidation entries	-	-	(2,203)	112,574
Inter-segment elimination	(16,974)	16,974	-	(19,840)
Total	59,619	-	10,919	188,187

Six months ended September 30, 2013 - Restated (unaudited)
Africa	28,887	(209)	8,548	34,345
Europe	6,118	(28)	89	5,944
Americas	5,571	-	(189)	5,115
Middle East and Australasia	13,761	(78)	1,563	12,940
Brazil	349	-	(480)	442
International Central Services Organization	15,397	(15,202)	4,185	22,705
Total	70,083	(15,517)	13,716	81,491
Corporate and consolidation entries	-	-	(1,964)	97,257
Inter-segment elimination	(15,517)	15,517	-	(13,445)
Total	54,566	-	11,752	165,303

The prior year segment information has been amended to conform to the current year presentation as follows:

South African Rand		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Figures are in thousands unless otherwise stated

Six months ended September 30, 2013 (unaudited)
Africa (As previously reported)	Consumer solutions	173,173	(7,298)	49,134	272,233
	Fleet solutions	159,580	(3,075)	47,776	120,059
		332,753	(10,373)	96,910	392,292
Adjustments:
Inter-segment revenue eliminations		(8,019)	8,019	-	-
Inter-segment unrealized profit eliminations		-	-	(818)	(537)
Inter-segment investments and intercompany receivable eliminations		-	-	-	(5,663)
Africa (Restated)		324,734	(2,354)	96,092	386,092

Corporate and consolidation entries (As previously reported)		-	-	(22,893)	1,092,784
Adjustments:
Inter-segment unrealized profit eliminations		-	-	818	537
Corporate and consolidation entries (Restated)		-	-	(22,075)	1,093,321

Inter-segment elimination (As previously reported)		(182,456)	182,456	-	(156,804)
Adjustments:
Inter-segment revenue eliminations		8,019	(8,019)	-	-
Inter-segment investments and intercompany receivable eliminations		-	-	-	5,663
Inter-segment elimination (Restated)		(174,437)	174,437	-	(151,141)

United States Dollar		Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets
Figures are in thousands unless otherwise stated

As previously reported:

Africa (As previously reported)	Consumer solutions	15,405	(648)	4,371	24,217
	Fleet solutions	14,195	(274)	4,250	10,680
		29,600	(922)	8,621	34,897
Adjustments:
Inter-segment revenue eliminations		(713)	713	-	-
Inter-segment unrealized profit eliminations		-	-	(73)	(48)
Inter-segment investments and intercompany receivable eliminations		-	-	-	(504)
Africa (Restated)		28,887	(209)	8,548	34,345

Corporate and consolidation entries (As previously reported)		-	-	(2,037)	97,209
Adjustments:
Inter-segment unrealized profit eliminations		-	-	73	48
Corporate and consolidation entries (Restated)		-	-	(1,964)	97,257

Inter-segment elimination (As previously reported)		(16,230)	16,230	-	(13,949)
Adjustments:
Inter-segment revenue eliminations		713	(713)	-	-
Inter-segment investments and intercompany receivable eliminations		-	-	-	504
Inter-segment elimination (Restated)		(15,517)	15,517	-	(13,445)

5. Reconciliation of Adjusted EBITDA to Profit for the Period
	Six months	Six months	Three months	Three months
South African Rand	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	122,744	132,110	70,739	66,876
Add:
Net realized foreign exchange losses	1,366	-	671	-
Decrease in provision for restructuring costs	-	-	-	109

Less:
Depreciation (1)	(28,409)	(21,671)	(14,753)	(11,438)
Amortization (2)	(21,880)	(24,458)	(10,611)	(9,868)
Impairment of property, plant and equipment (3)	(649)	-	(649)	-
Impairment of product development costs capitalized	(456)	-	(456)	-
Share-based compensation costs	(4,284)	(2,577)	(1,264)	(1,269)
Net loss on sale of property, plant and equipment and intangible assets	(126)	(54)	(8)	(63)
Restructuring costs	-	(2,762)	-	-
Non-recurring initial public offering costs	-	(8,500)	-	(8,500)
Net realized foreign exchange gains	-	(105)	-	(1,185)
Net litigation costs (4)	(8,638)	-	(6,529)	-
Operating profit	59,668	71,983	37,140	34,662
Add: Finance income/(costs) - net	37,213	9,124	35,897	9,772
Less: Taxation	(31,874)	(24,519)	(24,089)	(14,181)
Profit for the period	65,007	56,588	48,948	30,253

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
(3) Includes R0.6 million ($0.1 million) impairment of the helicopter asset.
(4) Net costs relating to litigation and the related settlement described in note 14: Subsequent events - Litigation settlement.

5. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)
	Six months	Six months	Three months	Three months
United States Dollar	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA	10,919	11,752	6,293	5,949
Add:
Net realized foreign exchange losses	122	-	60	-
Decrease in provision for restructuring costs	-	-	-	10

Less:
Depreciation (1)	(2,527)	(1,928)	(1,312)	(1,017)
Amortization (2)	(1,946)	(2,176)	(944)	(878)
Impairment of property, plant and equipment (3)	(58)	-	(58)	-
Impairment of product development costs capitalized	(41)	-	(41)	-
Share-based compensation costs	(381)	(229)	(112)	(113)
Net loss on sale of property, plant and equipment and intangible assets	(11)	(5)	(1)	(6)
Restructuring costs	-	(246)	-	-
Non-recurring initial public offering costs	-	(756)	-	(757)
Net realized foreign exchange gains	-	(9)	-	(105)
Net litigation costs (4)	(769)	-	(581)	-
Operating profit	5,308	6,403	3,304	3,083
Add: Finance income/(costs) - net	3,310	811	3,194	869
Less: Taxation	(2,835)	(2,181)	(2,143)	(1,261)
Profit for the period	5,783	5,033	4,355	2,691

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2) Includes amortization of intangible assets (including product development costs).
(3) Includes R0.6 million ($0.1 million) impairment of the helicopter asset.
(4) Net costs relating to litigation and the related settlement described in note 14: Subsequent events - Litigation settlement.

6. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Six months	Six months	Three months	Three months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	18.3%	21.5%	20.2%	21.2%
Add:
Net realized foreign exchange losses	0.2%	-	0.2%	-
Decrease in provision for restructuring costs	-	-	-	0.0%

Less:
Depreciation	(4.2%)	(3.5%)	(4.2%)	(3.6%)
Amortization	(3.3%)	(4.0%)	(3.0%)	(3.1%)
Impairment of property, plant and equipment	(0.1%)	-	(0.2%)	-
Impairment of product development costs capitalized	(0.1%)	-	(0.1%)	-
Share-based compensation costs	(0.6%)	(0.4%)	(0.4%)	(0.4%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)	(0.0%)	(0.0%)
Restructuring costs	-	(0.4%)	-	-
Non-recurring initial public offering costs	-	(1.4%)	-	(2.7%)
Net realized foreign exchange gains	-	(0.1%)	-	(0.4%)
Net litigation costs	(1.3%)	-	(1.9%)	-
Operating profit margin	8.9%	11.7%	10.6%	11.0%
Add: Finance income/(costs) - net	5.6%	1.5%	10.2%	3.1%
Less: Taxation	(4.8%)	(4.0%)	(6.9%)	(4.5%)
Profit for the period margin	9.7%	9.2%	13.9%	9.6%

7. Net Cash
Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

8. Dividends
No dividend was declared during the period. A final dividend of R39.6 million or $3.5 million was declared during the first half of fiscal 2014 and paid on July 8, 2013. Using shares in issue of 660.2 million this equated to a dividend of 6.0 or $0.5 cents per share.

Following the completion of its initial public offering of ADSs, the Company discontinued its policy of declaring regular dividends in order to increase the funds available to pursue opportunities for more rapid growth.

9. Finance income/(costs) - net
As detailed in note 3 above, the Group changed its classification of foreign exchange gains and losses in the income statement. Finance income/(costs) - net includes the following net foreign exchange gains:

	Six months	Six months	Three months	Three months
South African Rand	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Net foreign exchange gains	33,980	8,290	34,164	9,501
	Six months	Six months	Three months	Three months
United States Dollar	ended	ended	ended	ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Net foreign exchange gains	3,023	737	3,039	845

10. Contingent Liabilities
Service agreement
In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R54.6 million ($4.9 million). No loss is considered probable under this arrangement.

Taxation
MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, claims a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.8 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not constitute qualifying expenditure in terms of the Act. MiX International is currently in the process of formally objecting to the DST’s decision to disallow the expenditure (for which a tax asset benefit of R2.7 million ($0.2 million) has been recognized). If the Group is unsuccessful in defending this specific matter, and if the same principles are applied to other projects, the Group may incur an additional taxation expense of up to R8.5 million ($0.8 million) relating to the additional 50% claimed, with a corresponding increase in current taxation payable.

11. Share-based payment transaction
In June 2014, the Group entered into an agreement with Edge Gestao Empresarial Ltda. (“Edge”), whereby Edge has been granted a 5% holding in the equity interests of MiX Telematics Serviços De Telemetria E Rastreamento De Veículos Do Brazil Limitada (“MiX Brazil”). At March 31, 2014 Edge held a non-controlling interest in MiX Brazil of 0.0025%. Edge is a Brazilian based investment company controlled by Luiz Munhoz, the Managing Director of MiX Brazil. The increase in the equity interests granted to Edge is in respect of services provided by Luiz Munhoz to MiX Brazil, in his role as Managing Director of MiX Brazil.

The above transaction falls into the ambit of IFRS 2: Share-based payments, and qualifies for recognition as a cash-settled share-based payment. The cost of this share-based payment award recorded during the period amounted to R2.0 million ($0.2 million).

12. Other operating and financial data
	Six months	Six months	Three months	Three months
South African Rand	ended	ended	ended	ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	478,382	401,272	241,769	207,064
Adjusted EBITDA	122,744	132,110	70,739	66,876
Cash and cash equivalents	904,620	767,770	904,620	767,770
Net cash	844,500	703,286	844,500	703,286
Capital expenditure	63,544	63,855	35,347	32,793
Subscribers	479,318	404,034	479,318	404,034

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	11.24	10.10	11.24	10.10
-average	10.65	9.73	10.76	9.99
South African Rand: British Pound
-closing	18.29	16.28	18.29	16.28
-average	17.85	15.02	17.97	15.49

	Six months	Six months	Three months	Three months
United States Dollar	ended	ended	ended	ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	42,555	35,695	21,506	18,419
Adjusted EBITDA	10,919	11,752	6,293	5,949
Cash and cash equivalents	80,471	68,297	80,471	68,297
Net cash	75,123	62,561	75,123	62,561
Capital expenditure	5,653	5,680	3,144	2,917
Subscribers	479,318	404,034	479,318	404,034

13. Fair value of financial assets and liabilities measured at amortized cost
The fair values of trade and other receivables, trade payables, accruals and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

14. Subsequent events
Other than the litigation settlement, business combination and changes to the board discussed below, the directors are not aware of any matter material or otherwise arising since September 30, 2014 and up to the date of this report, not otherwise dealt with herein.

Litigation settlement
On June 6, 2014, Inthinc Technology Solutions, Inc. (“Inthinc”) commenced a lawsuit in the U.S. District Court, District of Utah, Central Division, against our wholly-owned subsidiary, MiX Telematics North America, Inc. (“MiX North America”) and Charles “Skip” Kinford, whom we hired in May 2014 as President and CEO of MiX North America. Inthinc is Mr. Kinford’s previous employer. The claims against MiX North America included misappropriation of trade secrets under Utah state law and tortious interference with a contract. The claims against Mr. Kinford included breach of a non-competition, non-solicitation and confidentiality provisions in his employment agreement with Inthinc, misappropriation of trade secrets under Utah state law and breach of contract. Inthinc voluntarily dismissed MiX North America without prejudice on June 12, 2014, due to its decision to file the lawsuit in Texas discussed below.

On June 12, 2014, Inthinc commenced a lawsuit in the 48th Judicial District of Tarrant County, Texas against MiX North America ("Texas Lawsuit"). Inthinc alleged that MiX North America tortuously interfered with Mr. Kinford’s employment agreement and post-employment restrictive covenants and misappropriated unidentified trade secrets when MiX North America hired Mr. Kinford.

On August 21, 2014, the parties agreed to consolidate the related lawsuits into the Texas Lawsuit. In both of the lawsuits discussed above, Inthinc sought injunctive relief and unspecified money damages.

On or about October 17, 2014, the parties entered into a confidential settlement and release agreement. Pursuant to the terms of the agreement, the parties have filed an Agreed Motion to Dismiss to effectuate the dismissal of all claims, with prejudice, in the Texas Lawsuit as well as the dissolution of any injunctions as issued to Mr. Kinford and MiX North America. The settlement costs, net of insurance proceeds, have been fully provided for at September 30, 2014.

Business combination
Subsequent to the period end, the Group acquired the operating business of Compass Fleet Management Proprietary Limited,(“Compass”), a provider of specialized fleet management solutions delivered off the Group’s hardware and software platform. The purchase consideration is a cash consideration of R58.0 million ($5.2 million) of which, R18.0 million ($1.6 million), will be held in trust and is contingent on the achievement of agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015.

Due to the transaction only becoming effective shortly prior to the release of the interim results the identification and allocation of fair values to the assets and liabilities acquired have not yet been finalized. This process will be completed within 12 months after transaction date, as allowed in accordance with IFRS.

Changes to the board
The following changes to the board of directors were effective from November 5, 2014:

  Hubert Brody (non-independent non-executive director) who has served on the board since August 2010 is relocating to Cape Town and will be retiring from the board of directors of MiX Telematics due to other commitments; and
  Fundiswa Roji who has been a member of the board since August 2007 and who has more recently served as Hubert Brody's alternate on behalf of Imperial Holdings Limited (“Imperial”), has resigned from Imperial and therefore from the board of MiX Telematics as well.
For and on behalf of the board:

SR Bruyns	SB Joselowitz
Midrand
November 4, 2014

For more information please visit our website at: www.mixtelematics.com

Mix Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, RA Frew*, ML Pydigadu, CWR Tasker, AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

November 6, 2014

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com